Exhibit 99.1

CU BANCORP REPORTS RECORD EARNINGS OF $9.3 MILLION AND RECORD REVENUES AND LOAN GROWTH FOR SECOND QUARTER

Net income and earnings per share both increase 31% over the year-ago quarter

Los Angeles, CA, July 18, 2017 - CU Bancorp (NASDAQ: CUNB), the parent company of wholly owned California United Bank, today reported financial results for the second quarter of 2017.

Second Quarter 2017 Highlights

•	Net income available to common shareholders increased to $9.0 million, up $1.5 million or 20% from the prior quarter

•	Diluted earnings per share of $0.51, up 21% from the prior quarter

•	Total revenue increased 10% from the prior quarter

•	Return on average tangible common equity of 13.68%, up from 11.87% in prior quarter

•	Return on average assets of 1.18%, up from 0.97% in prior quarter

•	Efficiency ratio of 53%, compared to 58% in prior quarter

•	Tangible book value per share increased $0.65 to $15.17 per share from prior quarter

•	Non-performing assets to total assets ratio remains low at 0.02%, the same as the prior quarter

•	Total loans increased to $2.2 billion, up $105 million from the prior quarter and 10% from the year-ago quarter

•	Total deposits of $2.6 billion, down $117 million from the prior quarter, but up 10% from the year-ago quarter

•	Non-interest bearing demand deposits were 55% of total deposits up from 54% in the prior quarter

•	Continued status as well-capitalized, the highest regulatory category

Announced Merger

As previously announced, on April 5, 2017, CU Bancorp entered into an agreement and plan of merger (“the agreement”) with PacWest Bancorp (“PacWest”). Upon completion of the merger, CU Bancorp will merge with and into PacWest, with PacWest surviving the merger, and CU Bancorp’s wholly-owned bank subsidiary, California United Bank, will merge with and into PacWest’s wholly-owned bank subsidiary, Pacific Western Bank. The combined company will operate under the PacWest Bank name and brand. The agreement was approved and adopted by the Boards of Directors of both CU Bancorp and PacWest. Closing of the transaction, which is expected to occur in the fourth quarter of 2017, is contingent upon shareholder approval and receipt of all necessary regulatory approvals, along with the satisfaction of other customary closing conditions.

Under terms of the agreement, CU Bancorp shareholders will receive 0.5308 shares of PacWest common stock and $12.00 in cash for each share of CU Bancorp, which when announced on April 6, 2017, represented a price 2.8 times the Company’s tangible book value at December 31, 2016, and 22 times the Company’s analysts’ consensus estimate of its earnings per share for the full-year of 2017.

Second Quarter 2017 Summary Results

“Second quarter net income of $9.3 million represents an all-time record for CUB, with earnings increasing 31% from last year’s second quarter and 20% from the first quarter of 2017,” said David Rainer, Chairman and Chief Executive Officer of CU Bancorp and California United Bank. “Second quarter loan growth of $105 million is also an all-time record, with total loans increasing 10% from last year’s second quarter and 5% from the first quarter of this year, which on a linked-quarter basis, represents an annualized growth rate of 21%.

“Deposits grew $243 million or 10% from the year-ago quarter. After three consecutive quarters in which deposit growth was more than $100 million per quarter, in the second quarter of 2017 we experienced a drawdown in deposits of $117 million. As we noted previously, this was not totally unexpected, as we anticipated withdrawals related to taxes in the second quarter. Non-interest bearing demand deposits ended the quarter modestly higher at 55% of total deposits, evidence our core deposit relationships remain intact, as our relationship managers continue to provide outstanding customer service.

“We are very pleased with CUB’s second quarter performance and we continue to move toward our merger with PacWest in the fourth quarter, which will provide CUB customers with expanded banking services and branch locations.”

Net Income and Profitability Ratios

Net income available to common shareholders for the second quarter of 2017 was $9.0 million or $0.51 per fully diluted share, compared with net income available to common shareholders of $6.8 million or $0.39 per fully diluted share for the second quarter of 2016. The growth in net income available to common shareholders from the year-ago quarter is attributable to a $2.5 million increase in total interest income, which is primarily the result of the Company’s strong loan growth since the prior period, as well as a $2.7 million increase in non-interest income, primarily related to death benefit claims from bank owned life insurance. Non-interest expense in the second quarter of 2017 increased $2.0 million from the year-ago quarter; the increase was largely due to $1.5 million in merger expenses.

Net income available to common shareholders for the second quarter of 2017 was $9.0 million or $0.51 per fully diluted share, compared with net income available to common shareholders of $7.5 million or $0.42 per fully diluted share in the first quarter of 2017. The growth in net income available to common shareholders from the prior quarter was due to increases of $249 thousand and $350 thousand in net interest income and gain on sale of SBA loans, respectively, and a $2.8 million increase in non-interest income, largely related to death benefit claims from bank owned life insurance. Non-interest expense in the second quarter of 2017 included $1.5 million in merger expenses; the previous quarter reported no merger expense.

Net income available to common shareholders for the year-to-date period ending June 30, 2017, increased $3.4 million or 26% over the same year-to-date period of 2016. Diluted earnings per share for the year-to-date period ending June 30, 2017, increased $0.18 or 24% compared to the same period of the prior year. The increase was driven by increases in net interest income of $4.9 million or 10%, and $2.7 million in non-interest income for the year-to-date period ending June 30, 2017, compared to the same period of the prior year. Non-interest expense for the year-to-date period ending June 30, 2017, increased $3.5 million or 12%, which included $1.5 million in merger expenses; the same period of the prior year had no merger expenses.

The following table shows certain of the Company’s performance ratios for the second quarter of 2017, the first quarter of 2017, the second quarter of 2016, as well as year-to-date 2017 and 2016:

	Q2 2017	Q1 2017	Q2 2016	YTD 2017	YTD 2016
Return on average tangible common equity	13.68%	11.87%	11.75%	12.80%	11.52%
Return on average assets	1.18%	0.97%	0.99%	1.08%	0.96%
Operating efficiency ratio	53%	58%	55%	55%	57%

Net Interest Income and Net Interest Margin

Net interest income totaled $26.4 million for the second quarter of 2017, an increase of $2.2 million or 9% from the second quarter of 2016. The increase was primarily driven by strong loan growth over the last year.

The Company’s net interest income was positively impacted in the second quarter of 2016 and on a limited basis in the second quarter of 2017 by the recognition of fair value discounts earned on early payoffs of acquired loans. In the second quarter of 2017 the Company recorded $98 thousand in discounts earned on early loan payoffs of acquired loans, which had a positive impact on the net interest margin of only 2 basis points. In the second quarter of 2016 the Company recorded both $546 thousand in discounts earned on early loan payoffs of acquired loans and other associated payoff benefits of $359 thousand, which had a positive impact on the net interest margin of 14 basis points.

The net interest margin in the second quarter of 2017 was 3.75%, compared to 3.81% in the second quarter of 2016. The decrease was primarily driven by a decrease of $808 thousand in discounts earned on early loan payoffs and other associated payoff benefits in the second quarter of 2017, compared to the year ago period.

Net interest income for the second quarter of 2017 increased $249 thousand from the first quarter of 2017. While second quarter loan growth was robust; the majority of the loans funded late in the quarter, as a result, net interest income didn’t fully benefit from the quarter’s loan growth. Additionally, discounts earned on early loan payoffs of acquired loans and other associated payoff benefits declined $897 thousand from the prior quarter.

The Company’s net interest income was positively impacted in the first quarter of 2017 and on a limited basis in the second quarter of 2017 by the recognition of fair value discounts earned on early payoffs of acquired loans. In the second quarter of 2017 the Company recorded $98 thousand in discounts earned on early loan payoffs, which had a positive impact on the net interest margin of only 2 basis points. In the first quarter of 2017 the Company recorded both $688 thousand in discounts earned on early loan payoffs of acquired loans and other associated payoff benefits of $306 thousand, which had a positive impact on the net interest margin of 14 basis points.

The net interest margin in the second quarter of 2017 was 3.75%, compared to 3.67% in the first quarter of 2017. The increase was primarily driven by average loans being a higher percentage of earning assets in the second quarter of 2017 than the previous quarter, which was due to a decrease in the Company’s average deposits.

The core loan yield for the second quarter of 2017 was 4.72%, compared to 4.65% in the previous quarter, reflecting the prime rate increases in March and June of 2017.

As of June 30, 2017, the Company had $8 million of discounts remaining on acquired accruing loans.

The Company’s cost of funds was 0.15% in the second quarter of 2017, compared to 0.12% in the second quarter of 2016 and 0.15% in the first quarter of 2017. The small year-over-year increase reflects the strength of the Bank’s core deposit base, despite three prime rate increases since March 31, 2016.

Non-interest Income

Non-interest income was $5.6 million in the second quarter of 2017, an increase of $2.7 million from $3.0 million in the same quarter of the prior year. The increase was primarily due to $2.5 million in benefits from bank owned life insurance, included in other non-interest income, that was largely related to the recent deaths of three Bank employees, two of whom were no longer with the Company. Gain on sale of SBA loans increased $67 thousand in the second quarter of 2017, compared to the year-ago quarter.

Non-interest income in the second quarter of 2017 increased $2.8 million or 98% over the first quarter of 2017. The increase was primarily due to a $2.5 million increase in other non-interest income, largely related to the bank owned life insurance benefits discussed above, as well as an increase of $73 thousand in transaction referral income. Gain on sale of SBA loans increased $350 thousand compared with the prior quarter.

Non-interest Expense

Non-interest expense for the second quarter of 2017 was $17.1 million, an increase of $2.0 million, or 14% compared to non-interest expense of $15.1 million for the same period of the prior year. In the second quarter of 2017 the Company recorded $1.5 million in merger-related expenses; in the year-ago period the Company recorded no merger-related expenses. In the second quarter of 2017 salaries and employee benefits increased by $775 thousand over the second quarter of 2016, as average full-time equivalent employees grew to 290 for the period ending June 30, 2017, compared to an average of 277 full-time equivalent employees in the year-ago period. Additionally, the Bank’s annual merit increases were effective in the second quarter of 2017.

Non-interest expense for the second quarter of 2017 was $17.1 million, an increase of $427 thousand or 3% over the first quarter of 2017. The increase was due to merger expenses of $1.5 million incurred in the second quarter of 2017; the prior quarter had no reported merger expenses. Merger expenses were partially offset by a decrease of $483 thousand in salaries and employee benefits in the second quarter of 2017, compared to the prior quarter, which was largely related to the decline in seasonal compensation expenses incurred annually in the first quarter, such as FICA and 401(k) employee contribution matches. Additionally, legal and professional fees decreased by $549 thousand in the second quarter; $230 thousand of the decrease was due to legal fees related to the merger that were incurred prior to the signing of the definitive agreement in the first quarter that were reclassified as merger expenses after the signing of the agreement in the second quarter.

Income Tax

In the second quarter of 2017 the Company benefited from a discrete tax benefit of $1 million provided by the tax-exempt death benefit claims from the Company’s bank owned life insurance. The Company also benefited from the vesting of 4,500 restricted shares during the quarter, which provided a discrete excess tax benefit of $29 thousand. The Company recorded non-deductible merger expenses that resulted in an additional tax expense for the Company of $264 thousand. The effective tax rate for the end of second quarter was 36%; without the above mentioned discrete tax benefit items and the additional tax expense as a result of the non-deductible merger expenses, the effective tax rate would have been 39%. This compares to an effective tax rate of 36% for the previous quarter, which benefitted from the exercise of 27,942 stock options and vesting of 30,582 restricted stock shares with a discrete excess tax benefit of $424 thousand.

Balance Sheet

Assets

Total assets at June 30, 2017, were $3.0 billion, a year-over-year increase of $262 million from June 30, 2016. The increase was primarily due to strong growth in total deposits.

Tangible book value per share at June 30, 2017, was $15.17, an increase of $0.65 or 4% from March 31, 2017, and $1.71 or 13% from June 30, 2016.

Loans

Total loans were $2.2 billion at June 30, 2017, an increase of $105 million or 21% annualized from $2.0 billion at the end of the prior quarter. This also represents an increase of $200 million or 10% from June 30, 2016. The increase in loans for both periods was due to strong loan growth, as well as reduced payoffs and pay downs in the second quarter of 2017.

During the second quarter of 2017, the Company had $124 million of net organic loan production. Pay downs in the acquired loan portfolios were approximately $19 million in the same quarter.

Total commercial and industrial loans outstanding increased $11 million from the prior quarter, as utilization of commercial and industrial line of credit commitments increased to 43%, compared to 40% in the previous quarter and 45% in the year-ago quarter.

Loans secured by real estate grew $80 million in the second quarter of 2017 compared to the prior quarter. Growth was spread throughout the portfolio and not concentrated in any single category.

At June 30, 2017, commercial and industrial loans, and owner-occupied real estate loans combined were $943 million or 44% of total loans, compared to $921 million or 45% at March 31, 2017. At June 30, 2016, commercial and industrial loans, and owner-occupied real estate were $948 million or 49% of total loans.

Deposits

Total deposits at June 30, 2017 were $2.6 billion, an increase of $243 million or 10% from the second quarter of 2016 and a decrease of $117 million from the end of the prior quarter. Non-interest bearing deposits were $1.5 billion or 55% of total deposits at June 30, 2017, compared to 56% at June 30, 2016, and 54% at March 31, 2017. Average deposits per branch were $293 million per branch as of June 30, 2017.

As the Company noted in its first quarter earnings release, the buildup of deposits during the first quarter was likely related to customers accumulating cash in anticipation of federal and state income taxes, as well as property taxes in California. Additionally, a number of clients made distributions to their investment partners in the second quarter.

Cost of deposits for the quarter was 0.13%, compared to 0.13% in the prior quarter and 0.10% in the year-ago quarter.

Asset Quality

Total non-performing assets were $726 thousand, or 0.02% of total assets at June 30, 2017, compared with $2.6 million or 0.09% of total assets at June 30, 2016.

Total nonaccrual loans were $726 thousand or 0.03% of total loans, at June 30, 2017, compared with $2.6 million or 0.13% of total loans at June 30, 2016.

During the second quarter of 2017, the Company recorded net recoveries of $20 thousand, compared with net recoveries of $231 thousand in the first quarter of 2017 and $868 thousand in the second quarter of 2016.

The Company recorded a loan loss provision for the second quarter of 2017 of $701 thousand, associated with strong net organic loan growth of $124 million. In the first quarter of 2017 the Company recorded no loan loss provision, due to net recoveries and limited organic loan growth. In the second quarter of 2016 the Company recorded a loan loss provision of $1.1 million, associated with strong net organic loan growth of $121 million and a specific reserve of $594 thousand for an impaired loan.

The allowance for loan losses as a percentage of loans (excluding acquired loans that have been marked to fair value and their related allowance) was 1.13% at June 30, 2017, compared with 1.17% at March 31, 2017, and 1.22% at June 30, 2016.

Capital

CU Bancorp remained well capitalized at June 30, 2017, with total risk weighted assets of $2.77 billion. All of the Company’s capital ratios are above minimum regulatory standards for “well capitalized” institutions.

June 30, 2017	Minimum Capital Ratios to Be Considered “Well Capitalized”	Basel III Minimum Capital Ratios with Buffer	CU Bancorp
Total Risk-Based Capital Ratio	10%	9.25%	11.73%
Tier 1 Risk-Based Capital Ratio	8%	7.25%	10.96%
Common Equity Tier 1 Ratio	6.5%	5.75%	9.92%
Tier 1 Leverage Capital Ratio	5%	NA	10.16%

At June 30, 2017, tangible common equity was $271 million with common shares issued of 17,831,131 as of the same date, resulting in tangible book value per common share of $15.17. This compares to tangible common equity of $259 million with a tangible book value per common share of $14.52 at March 31, 2017.

About CU Bancorp and California United Bank

CU Bancorp is the parent of California United Bank. Founded in 2005, California United Bank provides a full range of financial services, including credit and deposit products, cash management, and internet banking to businesses, non-profits, entrepreneurs, professionals and investors throughout Southern California from its headquarters office in Downtown Los Angeles and additional full-service offices in the San Fernando Valley, the Santa Clarita Valley, the Conejo Valley, Los Angeles, South Bay, Orange County and the Inland Empire. California United Bank is an SBA Preferred Lender. To view CU Bancorp’s most recent financial information, please visit the Investor Relations section of the Company’s Web site. Information on products and services may be obtained by calling 818-257-7700 or visiting the Company’s Web site at www.cunb.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking information about CU Bancorp (the “Company”), including information regarding the pending merger between the Company and PacWest Bancorp (“PacWest”), that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Company. Forward-looking statements speak only as of the date they are made and we assume no duty to update such statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, implied or projected by, such forward-looking statements. Risks and uncertainties include, but are not limited to: lower than expected revenues; credit quality deterioration or a reduction in real estate values which could cause an increase in the allowance for credit losses and a reduction in net earnings; increased competitive pressure among depository institutions; increased cost of additional capital; a change in the interest rate environment reduces net interest margins; asset/liability repricing risks and liquidity risks; legal matters could be filed against the Company and could take longer or cost more than expected to resolve or may be resolved adversely to the Company; general economic conditions, either nationally or in the market areas in which the Company does or anticipates doing business, are less favorable than expected; environmental conditions, including natural disasters and drought, may disrupt our business, impede our operations, negatively impact the values of collateral securing the Company’s loans and leases or impair the ability of our borrowers to support their debt obligations; the economic and regulatory effects of the continuing war on terrorism and other events of war; legislative or regulatory requirements, including, but not limited to requirements and expenses relating to the Bank Secrecy Act, the Company’s ability to demonstrate compliance with the BSA Consent Order to the satisfaction of the Federal Deposit Insurance Corporation (“FDIC”) and the California Department of Business Oversight (“CDBO”), the possibility that any expansionary activities will be impeded while the BSA Consent Order remains outstanding, the Company’s ability to employ and retain additional qualified BSA staff or third parties, or changes adversely affecting the Company’s business; changes in the securities markets; regulatory approvals for any capital activities cannot be obtained on the terms expected or on the anticipated schedule; the ability to complete the proposed merger between CU Bancorp and PacWest, including by obtaining regulatory approvals and approval by the shareholders of CU Bancorp, or any future transaction, successfully integrate such acquired entities, or achieve expected beneficial synergies and/or operating efficiencies, in each case within expected time-frames or at all; the initiation and resolution of regulatory or other governmental inquiries or investigations, changes in PacWest’s stock price before completion of the merger, including as a result of the financial performance of PacWest before closing; and other risks that are described in CU Bancorp’s and PacWest’s public filings with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks or uncertainties materializes or if any of the assumptions underlying such forward-looking statements proves to be incorrect, CU Bancorp’s results could differ materially from those expressed in, implied or projected by such forward-looking statements. For a more complete discussion of risks and uncertainties, investors and security holders are urged to read CU Bancorp’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other reports filed by CU Bancorp with the SEC. The documents filed by CU Bancorp with the SEC may be obtained at CU Bancorp’s website at www.cubancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CU Bancorp by directing a request to: CU Bancorp c/o California United Bank, 15821 Ventura Boulevard, Suite 100, Encino, CA 91436. Attention: Investor Relations. Telephone 818-257-7700.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION WITH PACWEST AND WHERE TO FIND IT

Investors and security holders are urged to carefully review and consider each of PacWest’s and CU Bancorp’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by PacWest with the SEC may be obtained free of charge at PacWest’s website at www.pacwestbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from PacWest by requesting them in writing to PacWest Bancorp, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212; Attention: Investor Relations, by submitting an email request to investor-relations@pacwestbancorp.com or by telephone at (310) 887-8521. The documents filed by CU Bancorp with the SEC may be obtained free of charge at CU Bancorp’s website at www.cubancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CU Bancorp by requesting them in writing to CU Bancorp, 818 W. 7th Street, Suite 220, Los Angeles, CA 90017; Attention: Investor Relations, or by telephone at 818-257-7700.

PacWest has filed a registration statement with the SEC (File 333-218249) which includes a preliminary proxy statement of CU Bancorp and a preliminary prospectus of PacWest, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CU Bancorp are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive proxy statement/prospectus will be sent to the shareholders of CU Bancorp seeking any required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from PacWest or CU Bancorp by writing to the addresses provided for each company set forth in the paragraphs above.

PacWest, CU Bancorp, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from CU Bancorp shareholders in favor of the approval of the transaction. Information about the directors and executive officers of PacWest and their ownership of PacWest common stock is set forth in the proxy statement for PacWest’s 2017 annual meeting of stockholders, as previously filed with the SEC. Information about the directors and executive officers of CU Bancorp and their ownership of CU Bancorp common shares is set forth in the amendment to the Company’s Annual Report on Form 10-K, dated April 28, 2017 , as previously filed with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.

Contacts

CU Bancorp

(213) 430-7072

David Rainer

Chairman and CEO

or

Karen Schoenbaum

Chief Financial Officer

CU BANCORP

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	June 30, 2017	March 31, 2017	December 31, 2016	June 30, 2016
	Unaudited	Unaudited	Audited	Unaudited

ASSETS
Cash and due from banks	$56,382	$51,168	$41,281	$42,659
Interest earning deposits in other financial institutions	111,852	313,609	167,789	194,681

Total cash and cash equivalents	168,234	364,777	209,070	237,340
Certificates of deposit in other financial institutions	47,325	48,795	51,245	54,410
Investment securities available-for-sale, at fair value	453,952	469,399	469,950	334,113
Investment securities held-to-maturity, at amortized cost	39,992	40,945	42,027	40,595

Total investment securities	493,944	510,344	511,977	374,708
Loans	2,151,593	2,046,138	2,050,226	1,951,111
Allowance for loan loss	(20,326)	(19,605)	(19,374)	(18,476)

Net loans	2,131,267	2,026,533	2,030,852	1,932,635
Premises and equipment, net	3,806	3,946	4,184	4,647
Deferred tax assets, net	16,291	15,329	17,181	14,455
Goodwill	64,603	64,603	64,603	64,603
Core deposit and leasehold right intangibles, net	5,641	5,970	6,300	6,932
Bank owned life insurance	61,536	63,595	51,216	50,561
Accrued interest receivable and other assets	45,478	39,376	48,132	36,142

Total Assets	$3,038,125	$3,143,268	$2,994,760	$2,776,433

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Non-interest bearing demand deposits	$1,459,553	$1,485,730	$1,400,097	$1,337,550
Interest bearing transaction accounts	328,156	346,279	332,702	259,103
Money market and savings deposits	820,832	892,143	845,110	747,490
Certificates of deposit	29,725	30,623	29,480	51,598

Total deposits	2,638,266	2,754,775	2,607,389	2,395,741
Securities sold under agreements to repurchase	12,180	11,939	18,816	25,782
Subordinated debentures, net	9,936	9,896	9,856	9,777
Accrued interest payable and other liabilities	20,167	20,210	20,514	18,674

Total Liabilities	2,680,549	2,796,820	2,656,575	2,449,974

SHAREHOLDERS’ EQUITY
Serial preferred stock	16,818	16,887	16,955	17,086
Common stock	236,308	236,308	235,873	234,141
Additional paid-in capital	26,254	25,462	25,213	24,437
Retained earnings	79,654	70,645	63,163	50,017
Accumulated other comprehensive income (loss)	(1,458)	(2,854)	(3,019)	778

Total Shareholders’ Equity	357,576	346,448	338,185	326,459

Total Liabilities and Shareholders’ Equity	$3,038,125	$3,143,268	$2,994,760	$2,776,433

CU BANCORP

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except share data)

	For the three months ended
	June 30, 2017	March 31, 2017	June 30, 2016
	Unaudited	Unaudited	Unaudited

Interest Income
Interest and fees on loans	$24,695	$24,432	$23,165
Interest on investment securities	2,153	2,041	1,415
Interest on interest bearing deposits in other financial institutions	615	710	417

Total Interest Income	27,463	27,183	24,997

Interest Expense
Interest on interest bearing transaction accounts	146	157	99
Interest on money market and savings deposits	699	670	484
Interest on certificates of deposit	35	26	31
Interest on securities sold under agreements to repurchase	7	9	14
Interest on subordinated debentures	136	130	120

Total Interest Expense	1,023	992	748

Net Interest Income	26,440	26,191	24,249
Provision for loan losses	701	—	1,063

Net Interest Income after Provision for Loan Losses	25,739	26,191	23,186

Non-Interest Income
Gain on sale of securities, net	—	141	—
Gain on sale of SBA loans, net	552	202	485
Deposit account service charge income	1,210	1,160	1,222
Other non-interest income	3,865	1,332	1,268

Total Non-Interest Income	5,627	2,835	2,975

Non-Interest Expense
Salaries and employee benefits	9,805	10,288	9,030
Stock compensation expense	837	773	891
Occupancy	1,450	1,489	1,439
Data processing	670	656	635
Legal and professional	460	1,009	651
FDIC deposit assessment	391	446	359
Merger expenses	1,471	—	—
OREO loss and expenses	—	—	4
Office services expenses	363	380	320
Other operating expenses	1,673	1,652	1,760

Total Non-Interest Expense	17,120	16,693	15,089

Net Income before Provision for Income Tax Expense	14,246	12,333	11,072
Provision for income tax expense	4,937	4,550	3,952

Net Income	$9,309	$7,783	$7,120

Preferred stock dividends and discount accretion	300	301	307

Net Income Available to Common Shareholders	$9,009	$7,482	$6,813

Earnings Per Share
Basic earnings per share	$0.51	$0.43	$0.40
Diluted earnings per share	$0.51	$0.42	$0.39
Average shares outstanding	17,584,000	17,532,000	17,210,000
Diluted average shares outstanding	17,771,000	17,756,000	17,506,000

CU BANCORP

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	For the six months ended June 30,
	2017	2016
	Unaudited	Unaudited

Interest Income
Interest and fees on loans	$49,127	$45,743
Interest on investment securities	4,194	2,647
Interest on interest bearing deposits in other financial institutions	1,325	856

Total Interest Income	54,646	49,246

Interest Expense
Interest on interest bearing transaction accounts	303	198
Interest on money market and savings deposits	1,369	995
Interest on certificates of deposit	61	64
Interest on securities sold under agreements to repurchase	16	25
Interest on subordinated debentures	266	237

Total Interest Expense	2,015	1,519

Net Interest Income	52,631	47,727
Provision for loan losses	701	1,685

Net Interest Income after Provision for Loan Losses	51,930	46,042

Non-Interest Income
Gain on sale of securities, net	141	—
Gain on sale of SBA loans, net	754	1,039
Deposit account service charge income	2,370	2,411
Other non-interest income	5,197	2,345

Total Non-Interest Income	8,462	5,795

Non-Interest Expense
Salaries and employee benefits	20,093	18,349
Stock compensation expense	1,610	1,725
Occupancy	2,939	2,875
Data processing	1,326	1,253
Legal and professional	1,469	1,126
FDIC deposit assessment	837	709
Merger related expenses	1,471	—
OREO loss and expenses	—	83
Office services expenses	743	723
Other operating expenses	3,325	3,433

Total Non-Interest Expense	33,813	30,276

Net Income before Provision for Income Tax Expense	26,579	21,561
Provision for income tax expense	9,487	7,857

Net Income	$17,092	$13,704

Preferred stock dividends and discount accretion	601	610

Net Income Available to Common Shareholders	$16,491	$13,094

Earnings Per Share
Basic earnings per share	$0.94	$0.77
Diluted earnings per share	$0.93	$0.75
Average shares outstanding	17,558,000	17,126,000
Diluted average shares outstanding	17,764,000	17,462,000

CU BANCORP

CONSOLIDATED QUARTERLY AVERAGE BALANCE SHEETS AND YIELD ANALYSIS

(Unaudited)

(Dollars in thousands)

	For the Three Months Ended
	June 30, 2017			March 31, 2017
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-Earning Assets:
Deposits in other financial institutions	$229,161	$615	1.06%	$334,660	$710	0.85%
Investment securities	514,470	2,153	1.67%	518,303	2,041	1.58%
Loans	2,087,997	24,695	4.74%	2,043,693	24,432	4.85%

Total interest earning assets	2,831,628	27,463	3.89%	2,896,656	27,183	3.81%
Non-interest earning assets	221,270			218,536

Total Assets	$3,052,898			$3,115,192

Interest-Bearing Liabilities:
Interest bearing transaction accounts	$327,589	$146	0.18%	$339,230	$157	0.19%
Money market and savings deposits	841,831	699	0.33%	878,035	670	0.31%
Certificates of deposit	30,156	35	0.47%	29,626	26	0.36%

Total Interest Bearing Deposits	1,199,576	880	0.29%	1,246,891	853	0.28%
Securities sold under agreements to repurchase	12,465	7	0.23%	15,017	9	0.24%
Subordinated debentures and other debt	9,920	136	5.42%	9,877	130	5.26%

Total Interest Bearing Liabilities	1,221,961	1,023	0.34%	1,271,785	992	0.32%
Non-interest bearing demand deposits	1,461,342			1,480,366

Total funding sources	2,683,303			2,752,151
Non-interest bearing liabilities	18,259			19,824
Shareholders’ Equity	351,336			343,217

Total Liabilities and Shareholders’ Equity	$3,052,898			$3,115,192

Net interest income		$26,440			$26,191

Net interest margin			3.75%			3.67%

CU BANCORP

CONSOLIDATED QUARTERLY AVERAGE BALANCE SHEETS AND YIELD ANALYSIS

(Unaudited)

(Dollars in thousands)

	For the Three Months Ended
	June 30, 2017			June 30, 2016
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-Earning Assets:
Deposits in other financial institutions	$229,161	$615	1.06%	$274,531	$417	0.60%
Investment securities	514,470	2,153	1.67%	374,888	1,415	1.51%
Loans	2,087,997	24,695	4.74%	1,908,945	23,165	4.88%

Total interest earning assets	2,831,628	27,463	3.89%	2,558,364	24,997	3.93%
Non-interest earning assets	221,270			209,342

Total Assets	$3,052,898			$2,767,706

Interest-Bearing Liabilities:
Interest bearing transaction accounts	$327,589	$146	0.18%	$288,384	$99	0.14%
Money market and savings deposits	841,831	699	0.33%	740,117	484	0.26%
Certificates of deposit	30,156	35	0.47%	53,460	31	0.23%

Total Interest Bearing Deposits	1,199,576	880	0.29%	1,081,961	614	0.23%
Securities sold under agreements to repurchase	12,465	7	0.23%	25,223	14	0.22%
Subordinated debentures and other debt	9,920	136	5.42%	9,758	120	4.86%

Total Interest Bearing Liabilities	1,221,961	1,023	0.34%	1,116,942	748	0.27%
Non-interest bearing demand deposits	1,461,342			1,312,833

Total funding sources	2,683,303			2,429,775
Non-interest bearing liabilities	18,259			15,901
Shareholders’ Equity	351,336			322,030

Total Liabilities and Shareholders’ Equity	$3,052,898			$2,767,706

Net interest income		$26,440			$24,249

Net interest margin			3.75%			3.81%

CU BANCORP

CONSOLIDATED YEAR-TO-DATE AVERAGE BALANCE SHEETS AND YIELD ANALYSIS

(Unaudited)

(Dollars in thousands)

	For the Six Months Ended
	June 30, 2017			June 30, 2016
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-Earning Assets:
Deposits in other financial institutions	$281,619	$1,325	0.94%	$287,967	$856	0.59%
Investment securities	516,376	4,194	1.62%	363,909	2,647	1.45%
Loans	2,065,967	49,127	4.80%	1,879,074	45,743	4,89%

Total interest earning assets	2,863,962	54,646	3.85%	2,530,950	49,246	3.91%
Non-interest earning assets	219,911			211,959

Total Assets	$3,083,873			$2,742,909

Interest-Bearing Liabilities:
Interest bearing transaction accounts	$333,377	$303	0.18%	$279,590	$198	0.14%
Money market and savings deposits	859,833	1,369	0.32%	733,399	995	0.27%
Certificates of deposit	29,892	61	0.41%	54,690	64	0.24%

Total Interest Bearing Deposits	1,223,102	1,733	0.29%	1,067,679	1,257	0.24%
Securities sold under agreements to repurchase	13,734	16	0.23%	22,882	25	0.22%
Subordinated debentures and other debt	9,898	266	5.35%	9,739	237	4.81%

Total Interest Bearing Liabilities	1,246,734	2,015	0.33%	1,100,300	1,519	0.27%
Non-interest bearing demand deposits	1,470,802			1,308,925

Total funding sources	2,717,536			2,409,225
Non-interest bearing liabilities	19,038			16,162
Shareholders’ Equity	347,299			317,522

Total Liabilities and Shareholders’ Equity	$3,083,873			$2,742,909

Net interest income		$52,631			$47,727

Net interest margin			3.71%			3.79%

CU BANCORP

LOAN COMPOSITION

(Dollars in thousands)

	June 30, 2017	March 31, 2017	December 31, 2016	June 30, 2016
	Unaudited	Unaudited	Audited	Unaudited

Commercial and Industrial Loans:	$495,632	$484,280	$502,637	$522,074

Loans Secured by Real Estate:
Owner-Occupied Nonresidential Properties	447,782	436,269	451,322	425,515
Other Nonresidential Properties	710,454	689,015	630,163	582,204
Construction, Land Development and Other Land	205,845	192,572	194,059	165,963
1-4 Family Residential Properties	122,556	118,268	127,164	121,971
Multifamily Residential Properties	125,393	95,483	109,858	86,942

Total Loans Secured by Real Estate	1,612,030	1,531,607	1,512,566	1,382,595

Other Loans:	43,931	30,251	35,023	46,442

Total Loans	$2,151,593	$2,046,138	$2,050,226	$1,951,111

COMMERCIAL AND INDUSTRIAL LINE OF CREDIT UTILIZATION

(Dollars in thousands)

	June 30, 2017		March 31, 2017		December 31, 2016		June 30, 2016
	Unaudited		Unaudited		Unaudited		Unaudited

Disbursed	$384,923	43%	$357,149	40%	$372,625	40%	$396,544	45%
Undisbursed	509,567	57%	542,503	60%	548,733	60%	477,444	55%

Total Commitments	$894,490	100%	$899,652	100%	$921,358	100%	$873,988	100%

CU BANCORP

SUPPLEMENTAL DATA

(Dollars in thousands)

	June 30, 2017	March 31, 2017	December 31, 2016	June 30, 2016
	Unaudited	Unaudited	Unaudited	Unaudited

Capital Ratios Table:
Total risk-based capital ratio	11.73%	11.70%	11.44%	11.62%
Common equity tier 1 capital ratio	9.92%	9.86%	9.61%	9.69%
Tier 1 risk-based capital ratio	10.96%	10.94%	10.68%	10.85%
Tier 1 leverage capital ratio	10.16%	9.63%	9.72%	10.00%
Tangible Common Equity/Tangible Assets	9.10%	8.42%	8.55%	8.78%
Asset Quality Table:
Loans originated by the Bank on non-accrual	$—	$—	$—	$114
Loans acquired thru acquisition that are on non-accrual	726	760	1,122	2,463

Total non-accrual loans	726	760	1,122	2,577

Total non-performing assets	$726	$760	$1,122	$2,577

Net charge-offs (recoveries) year to date	$(251)	$(231)	$(428)	$(1,109)

Net charge-offs (recoveries) quarterly	$(20)	$(231)	$(121)	$(868)

Non-accrual loans to total loans	0.03%	0.04%	0.05%	0.13%

Total non-performing assets to total assets	0.02%	0.02%	0.04%	0.09%

Allowance for loan losses to total loans	0.94%	0.96%	0.94%	0.95%

Allowance for loan losses to total loans accounted at historical cost, which excludes loans acquired by acquisition	1.13%	1.17%	1.18%	1.22%

Net year to date charge-offs (recoveries) to average year to date loans	(0.01)%	(0.01)%	(0.02)%	(0.06)%

Allowance for loan losses to non-accrual loans accounted at historical cost, which excludes non-accrual loans acquired by acquisition and related allowance	N/A	N/A	N/A	15684%

Allowance for loan losses to total non-accrual loans	2798%	2580%	1726%	717%

As of June 30, 2017, there were no restructured loans or loans over 90 days past due and still accruing.

CU BANCORP

GAAP RECONCILIATIONS

These non-GAAP measures have inherent limitations, are not required to be uniformly applied and are not audited. They should not be considered in isolation or as a substitute for analyses of results reported under GAAP. These non-GAAP measures may not be comparable to similarly titled measures reported by other companies.

Tangible Common Equity (TCE) Calculations and Reconciliation to Total Shareholders’ Equity

(Unaudited)

The Company utilizes the term Tangible Common Equity (TCE), a non-GAAP financial measure. CU Bancorp’s management believes TCE is useful because it is a measure utilized by both regulators and market analysts in evaluating a consolidated bank holding company’s financial condition and capital strength. TCE represents common shareholders’ equity less goodwill and certain intangible assets. A reconciliation of CU Bancorp’s total shareholders’ equity to TCE is provided in the table below for the periods indicated:

(Dollars in thousands, except share and per share data)

	June 30, 2017	March 31, 2017	December 31, 2016	June 30, 2016
Tangible Common Equity Calculation
Total shareholders’ equity	$357,576	$346,448	$338,185	$326,459
Less: Serial preferred stock	16,818	16,887	16,955	17,086
Less: Goodwill	64,603	64,603	64,603	64,603
Less: Core deposit and leasehold right intangibles, net	5,641	5,970	6,300	6,932

Tangible Common Equity	$270,514	$258,988	$250,327	$237,838

Common shares issued and outstanding	17,831,000	17,834,000	17,759,000	17,668,000
Tangible book value per common share	$15.17	$14.52	$14.10	$13.46
Book value per common share	$19.11	$18.48	$18.09	$17.51

CU Bancorp

Return on Average Tangible Common Equity

(Unaudited)

(Dollars in thousands)

Return on Average Tangible Common Equity represents annualized quarterly or year-to-date net income available to common shareholders as a percent of average tangible common equity. A calculation of CU Bancorp’s Return on Average Tangible Common Equity is provided in the tables below for the periods indicated:

	Three Months Ended
	June 30, 2017	March 31, 2017	June 30, 2016
Average Tangible Common Equity Calculation
Total Average shareholders’ equity	$351,336	$343,217	$322,030
Less: Average serial preferred stock	16,860	16,930	17,126
Less: Average goodwill	64,603	64,603	64,603
Less: Average core deposit and leasehold right intangibles, net	5,818	6,132	7,144

Average Tangible Common Equity	$264,055	$255,552	$233,157

Net Income Available to Common Shareholders	$9,009	$7,482	$6,813
Return on Average Tangible Common Equity	13.68%	11.87%	11.75%

	Six Months Ended
	June 30, 2017	June 30, 2016
Average Tangible Common Equity Calculation
Total Average shareholders’ equity	$347,299	$317,522
Less: Average serial preferred stock	16,895	17,107
Less: Average goodwill	64,603	64,603
Less: Average core deposit and leasehold right intangibles, net	5,974	7,330

Average Tangible Common Equity	$259,827	$228,482

Net Income Available to Common Shareholders	$16,491	$13,094
Return on Average Tangible Common Equity	12.80%	11.52%